Downland Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

Downland Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking - 1671	0.00
Lili Checking - 1067	21.80
Mercury Checking - 8081	1,655.96
Walden Mutual - 5225	12,000.01
Total for Bank Accounts	**$13,677.77**
Total for Current Assets	**$13,677.77**
Fixed Assets	
Long-term office equipment	
Computers & tablets	999.99
Custom software or app	45,456.04
Photo & video equipment	428.54
Total for Long-term office equipment	**$46,884.57**
Total for Fixed Assets	**$46,884.57**
Total for Assets	**$60,562.34**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
AmEx Cash Card - 1006	23,330.59
AmEx Plus Card - 1003	21,812.08
BHG Card - 4661	8,016.28
Chase Card - 8364	353.69
Elan Tompkins Card - 8124 and 7212	-859.85
Total for Credit Cards	**$52,652.79**
Total for Current Liabilities	**$52,652.79**
Long-term Liabilities	
Accrued Interest - Convertible Note	2,301.00
BHG Notes Payable - 1238170	16,998.37
Convertible Note - HudsonAlpha	50,000.00
LendingClub Notes Payable - 197890131	0.00
Owner Loan - Pelican State	24,471.22
Total for Long-term Liabilities	**$93,770.59**
Total for Liabilities	**$146,423.38**
Equity	
Common Stock	50.00
Downland I EB	50,891.00
Opening balance equity	4,927.27
Owner draws	-24,070.57
Owner investments	37,637.50
Stock Warrants - HudsonAlpha	50,000.00
Retained Earnings	-52,470.78

Balance Sheet

Downland Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Net Income	-152,825.46
Total for Equity	**-$85,861.04**
Total for Liabilities and Equity	**$60,562.34**

Balance Sheet

Downland Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank account ...1067	-1,721.58
Chase Checking - 1671	-1,661.00
Lili Checking - 1067	12,016.48
Total for Bank Accounts	**$8,633.90**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$8,633.90**
Fixed Assets	
Long-term office equipment	0
Computers & tablets	999.99
Custom software or app	45,456.04
Total for Long-term office equipment	**$46,456.03**
Total for Fixed Assets	**$46,456.03**
Other Assets	
Total for Assets	**$55,089.93**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Amex ...1005	5,145.00
AmEx Cash Card - 1006	34,287.63
AmEx Plus Card - 1003	20,599.84
Amex ...undefined	4,387.11
BHG Card - 4661	7,503.72
Chase Card - 8364	543.75
Elan Tompkins Card - 8124	1,563.34
Visa ...undefined	720.30
Total for Credit Cards	**$74,750.69**
Other Current Liabilities	
Total for Current Liabilities	**$74,750.69**
Long-term Liabilities	
BHG Notes Payable - 1238170	9,996.12
LendingClub Notes Payable - 197890131	
Pelican State	25,774.11
Total for Long-term Liabilities	**$35,770.23**
Total for Liabilities	**$110,520.92**

Balance Sheet

Downland Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	6,200.94
Net Income	-69,980.38
Opening balance equity	-1,442.64
Owner draws	-24,070.57
Owner investments	33,861.66
Total for Equity	**-$55,430.99**
Total for Liabilities and Equity	**$55,089.93**

Profit and Loss

Downland Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Services	755.00
Total for Income	**$755.00**
Gross Profit	**$755.00**
Expenses	
Advertising & marketing	1,654.99
Building & property rent	17,500.00
Business licences	546.13
Client Gifts Deductible	104.44
Client Gifts Non-Deductible	305.94
Contract labor	1,525.58
Contributions to charities	1,410.65
Employee benefits	
Employee retirement plans	1,035.00
Total for Employee benefits	**$1,035.00**
General business expenses	$452.75
Bank fees & service charges	703.99
Continuing education	1,738.19
Total for General business expenses	**$2,894.93**
Interest paid	$5,926.94
Business loan interest	9,074.97
Credit card interest	6,845.41
Total for Interest paid	**$21,847.32**
Legal & professional services	
Accounting fees	300.00
Capital raise expenses	9,253.72
Legal fees	1,901.65
Memberships & dues	19.00
Short-term consulting fees	25,536.67
Total for Legal & professional services	**$37,011.04**
Meals	$118.87
Meals with clients	305.91
Travel meals	3,025.31
Total for Meals	**$3,450.09**
Office expenses	$3,094.29
Hosting fees	1,474.17
Shipping & postage	2.27
Small tools and equipment	306.98
Software & apps	2,814.03
Total for Office expenses	**$7,691.74**
Payroll expenses	
Wages	39,000.00
Total for Payroll expenses	**$39,000.00**
Supplies	15.05

Profit and Loss

Downland Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Taxes paid	
Payroll taxes	2,634.55
Total for Taxes paid	**$2,634.55**
Travel	$495.27
Airfare	2,276.27
Lodging	8,163.10
Taxis or shared rides	598.78
Vehicle rental	1,694.48
Total for Travel	**$13,227.90**
Total for Expenses	**$151,855.35**
Net Operating Income	**-$151,100.35**
Other Income	
Other income	
Credit card rewards	2,097.14
Total for Other income	**$2,097.14**
Total for Other Income	**$2,097.14**
Other Expenses	
Accrued Interest Expense	2,301.00
Vehicle expenses	
Parking & tolls	226.71
Vehicle gas & fuel	1,277.54
Vehicle wash & road services	17.00
Total for Vehicle expenses	**$1,521.25**
Total for Other Expenses	**$3,822.25**
Net Other Income	**-$1,725.11**
Net Income	**-$152,825.46**

Profit and Loss

Downland Inc.
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Services	900.00
Total for Income	**$900.00**
Cost of Goods Sold	
Gross Profit	**$900.00**
Expenses	
Advertising & marketing	0
Social media	350.00
Total for Advertising & marketing	**$350.00**
Building & property rent	1,529.72
Commissions & fees	50.00
Contract labor	49.99
Entertainment with clients	50.85
Equipment rental	250.00
General business expenses	0
Bank fees & service charges	1,312.98
Continuing education	1,804.65
Total for General business expenses	**$3,117.63**
Interest paid	$437.12
Business loan interest	331.14
Credit card interest	2,063.14
Total for Interest paid	**$2,831.40**
Legal & professional services	**$52,254.53**
Meals	$253.19
Meals with clients	210.00
Total for Meals	**$463.19**
Office expenses	0
Hosting fees	2,065.97
Merchant account fees	290.00
Shipping & postage	9.16
Software & apps	6,934.09
Total for Office expenses	**$9,299.22**
Taxes paid	450.00
Travel	$5.50
Lodging	249.16
Total for Travel	**$254.66**
Unapplied Cash Bill Payment Expense	435.00
Total for Expenses	**$71,386.19**
Net Operating Income	**-$70,486.19**

Profit and Loss

Downland Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
Other income	0
Credit card rewards	562.87
Interest earned	0.17
Total for Other income	**$563.04**
Total for Other Income	**$563.04**
Other Expenses	
Vehicle expenses	0
Parking & tolls	22.44
Vehicle gas & fuel	34.79
Total for Vehicle expenses	**$57.23**
Total for Other Expenses	**$57.23**
Net Other Income	**$505.81**
Net Income	**-$69,980.38**

Statement of Cash Flows

Downland Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-152,825.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AmEx Cash Card - 1006	-920.46
AmEx Plus Card - 1003	1,194.26
BHG Card - 4661	-1,673.31
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,399.51**
Net cash provided by operating activities	**-$154,224.97**
INVESTING ACTIVITIES	
Long-term office equipment:Photo & video equipment	-428.54
Net cash provided by investing activities	**-$428.54**
FINANCING ACTIVITIES	
Accrued Interest - Convertible Note	2,301.00
BHG Notes Payable - 1238170	-2,914.64
Common Stock	50.00
Convertible Note - HudsonAlpha	50,000.00
Downland I EB	50,891.00
Owner investments	-550.00
Owner Loan - Pelican State	-1,790.24
Stock Warrants - HudsonAlpha	50,000.00
Net cash provided by financing activities	**$147,987.12**
NET CASH INCREASE FOR PERIOD	**-$6,666.39**
Cash at beginning of period	**$20,344.16**
CASH AT END OF PERIOD	**$13,677.77**

Statement of Cash Flows

Downland Inc.

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-70,006.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	26.36
Amex ...1005	5,145.00
AmEx Cash Card - 1006	34,287.63
AmEx Plus Card - 1003	7,530.67
Amex ...undefined	4,387.11
BHG Card - 4661	-373.58
Chase Card - 8364	-3,204.56
Elan Tompkins Card - 8124	1,563.34
Visa ...undefined	720.30
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$50,082.27**
Net cash provided by operating activities	**-$19,924.47**
INVESTING ACTIVITIES	
Long-term office equipment:Custom software or app	-169.33
Net cash provided by investing activities	**-$169.33**
FINANCING ACTIVITIES	
BHG Notes Payable - 1238170	-2,088.76
LendingClub Notes Payable - 197890131	-3,273.80
Opening balance equity	19.42
Owner draws	-7,000.00
Owner investments	16,805.35
Pelican State	25,774.11
Net cash provided by financing activities	**$30,236.32**
NET CASH INCREASE FOR PERIOD	**$10,142.52**
Cash at beginning of period	**-$1,508.62**
CASH AT END OF PERIOD	**$8,633.90**

Downland Inc.
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Stockholders' Equity	(55,430.99)	(1,442.64)
Net Income (Loss)	(152,825.46)	(69,980.38)
Owner / Shareholder Contributions (Investments)	37,637.50	33,861.66
Owner Draws / Distributions	(24,070.57)	(24,070.57)
Issuance of Common Stock	50.00	—
Additional Paid-in Capital (incl. "Downland I EB")	50,891.00	—
Stock Warrants Issued	50,000.00	—
Opening Balance Equity Adjustments	4,927.27	(1,442.64)
Total Changes During the Year	(30,390.05)	(60,988.93)
Closing Balance of Stockholders' Equity	**(85,861.04)**	**(55,430.99)**

Downland Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Downland Inc. (the "Company") is a corporation organized on February 21, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.